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                                                         Filed by Spyglass, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                                 Subject Company: Spyglass, Inc.
                                                   Commission File No. 000-26074


THE FOLLOWING IS THE SCRIPT FOR A PORTION OF THE CONFERENCE CALL HELD ON APRIL 19, 2000 IN CONNECTION WITH THE RELEASE OF SPYGLASS' SECOND QUARTER 2000 EARNINGS.

Douglas P. Colbeth, Chairman and CEO of Spyglass:

I would like to take this opportunity to discuss the merits of the pending strategic Merger Agreement between Spyglass and OpenTV. This is a very compelling transaction that will combine Spyglass with the world's leading software company in the interactive television market. OPTV already has 6.1 million subscribers deployed using the OpenTV Platform. Combining Spyglass with OpenTV will extend the OpenTV Interactive software platform, and greatly enhance professional services offerings to network operators, device manufacturers, and content providers.

Spyglass and OpenTV share a common vision that Interactive Television is all about enhancing the viewer experience through a number of interactive features and applications, some of which are based on Internet protocols and may require broadband access. However, Satellite and Terrestrial based operators must also be able to offer compelling narrow-band interactive services. OPTV is already a market leader in this segment of the market. We believe that approaching the market with a proven software platform provides a defensible business model with the opportunity to secure new customers for OpenTV's software platform.

A significant opportunity exists when you integrate Spyglass' Device Mosaic with OpenTV's interactive software platform. This extends OPTV's software platform to better meet the needs of broadband network operators who want to offer Internet based content, applications, and services. This carries two major near term benefits: Upgrade opportunities to existing OPTV subscribers, and a greatly improved offering to help capture additional broadband network operators.

In addition, there is a definite ability to leverage Spyglass' content transformation product (Prism) into OpenTV's Interactive Television platform. This will enable us to extend the OpenTV software platform to serve new types of devices - most notably next generation Media Phones.

When third generation wireless networks are rolled out throughout the world, OpenTV and Spyglass believe there will be a convergence of broadband and wireless content. Content providers and Network Operators do no want to re-author

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content for various devices. Spyglass' current products and services can significantly enhance OPTV's offerings in a converging world.

OpenTV will be able to capitalize on the rapid growth of the wireless data market by utilizing Spyglass' software and services to enable OpenTV's media partners to extend their offerings beyond the television - by creating complementary content and applications for subscribers with wireless devices. Many of OpenTV's existing Interactive TV network operators are also Wireless operators in need of comprehensive, multi-device solutions. Specifically, OPTV's Content Partners like News Corp., AOL, and Time Warner want to be able to leverage a subset of their Interactive TV content to wireless devices. Spyglass Prism is a great technology to help make that happen without having to re-author content.

Another major benefit of our merger is from a geographical standpoint. The combined entities will have a truly international presence and customer base. Over 80% of OpenTV's revenues come from Europe, Asia, and Australia - whereas over 80% of Spyglass' revenues come from the U.S. market.

The combined entity will soon be able to offer a deeper and broader set of products to a larger market. As a result of the merger, OpenTV will gain several significant customer relationships domestically, as well as broadening their services organization. Spyglass products and services will have access to OpenTV's overseas customer base.

There is also a nice match in terms of our Customer Base. OpenTV customers includes a very impressive list of cable, satellite, and terrestrial television network operators including B-Sky-B, TPS, France Telecom cable, News Corporation and Echostar, among others. Currently, more than 25 operators in 20 countries have deployed OpenTV software. This accounts for over 6.1 million deployments. Spyglass in turn has worked with several of the world's most prominent device manufacturers, including; Sony, NEC, Philips, Motorola, and LG Electronics.

Last but certainly not least - Spyglass' Professional Services Organization provides a strong resource base to support the continued rollout of OpenTV's software platform. This presents an opportunity to grow services revenue focused on the successful deployments of OPTV's platform and applications.

OpenTV has currently been providing integration services to its customers on a limited basis. As they gain traction in the U.S., the integration and development requirements from their customers will increase dramatically, especially with broadband implementations. There will be significant opportunities to support the OpenTV software platform and applications - with the goal of enhancing OpenTV's overall revenue growth.

Spyglass' services organization will add the capacity for OPTV to deliver comprehensive services including: strategic consulting, product design, custom application development, porting, integration, quality assurance testing and third party project management capabilities. This organization will also continue to support customers of Spyglass' products.

I would now like to address the handful of inquiries that we have received related to the significant correction in the NASDAQ stock market, and an even more

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dramatic decline in the information appliance sector stocks. I also want to be clear on how that will impact our pending merger with OpenTV.

The answer is - there has been no change to the strategic value of the merger with OpenTV.

Spyglass management and Board of Directors have always based our strategic decisions on the fundamental long-term value for our shareholders. Case in point was our decision in late 1996 to shift the Company's strategy to develop solutions for information appliances, at a time when few other companies (or investors) even considered Interactive Television or Wireless Data a viable market opportunity.

Our strategic decisions are based on our long-range vision - not the short term and often-irrational volatility of stock markets. We do not believe the recent dynamics of a volatile stock market should drive our long-term strategic decisions. The Directors and Management of both Spyglass and OpenTV are completely committed to executing this merger transaction.

In summary, we believe the merger of Spyglass and OpenTV creates the worldwide leading supplier of Interactive Software, Applications, and Services for Network Operators, Device Manufacturers, and Content Providers.

                                       ***

Spyglass and the Spyglass logo are trademarks or registered trademarks of Spyglass, Inc., in the United States and other countries. Mosaic is a trademark of the University of Illinois. (Other technologies and brand names are trademarks or registered trademarks of their respective companies.) This conference call script contains information about management's future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including failure of the merger transaction with OpenTV to close due to the failure to obtain regulatory, shareholder or other approvals, the risk that OpenTV and Spyglass (the "Combined Company") businesses will not be integrated successfully and unanticipated costs of such integration, failure of the Combined Company to retain and hire key executives, technical personnel and other employees, failure of the Combined Company to manage its growth, failure of the Combined Company to successfully manage its changing relationship with customers, suppliers and strategic solution center customers, consummation of binding agreements with prospective business partners, competition, development of the marketplace, the timing of the execution and recognition of revenues under new agreements, the ability to close and execute large multi-year contracts, product development, technological change and other factors.

For a detailed discussion of these and other cautionary statements, please refer to the proxy statement/prospectus to be filed by Spyglass, Inc. and OpenTV Corp. as described below, as well as the companies' filings with the Securities and Exchange Commission, especially in Spyglass' annual report on Form 10-K for the year ended September 30, 1999 filed December 22, 1999 and in OpenTV's Form F-1 Registration Statement filed on November 19, 1999, as amended, and other documents periodically filed with the Securities and Exchange Commission. Spyglass undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


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Spyglass, Inc. its officers and directors may be deemed to be participants in the solicitation of proxies from Spyglass shareholders with respect to the transactions contemplated by the merger agreement referenced in the foregoing information. Information regarding such officers and directors is included in Spyglass' annual report on Form 10-K for the year ended September 30, 1999 filed with the SEC on December 22, 1999. This document is available free of charge at the SEC website at www.sec.gov and from Spyglass by contacting Bruce Beerbower at (603) 245-6656 or Bbeerbower@spyglass.com.

THIS CONFERENCE CALL SCRIPT IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE14A-12 UNDER THE EXCHANGE ACT OF 1934. THIS CONFERENCE CALL SCRIPT DOES NOT CONSTITUTE AN OFFER OF SALE OF SECURITIES. SHAREHOLDERS OF SPYGLASS, INC. AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 TO BE FILED BY OPENTV CORP. IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM SPYGLASS, INC. BY CONTACTING BRUCE BEERBOWER AT (630) 245-6656 OR BBEERBOWER@SPYGLASS.COM.